

January 25, 2012

<u>Via E-mail</u>
Tony Liu
Chairman and Chief Executive Officer
(Principal Executive Officer)
American Oriental Bioengineering, Inc.
1 Liangshuihe First Ave
Beijing E-Town Economic and Technology Development Area, E-Town,
Beijing, 100176, People's Republic of China Beijing, People's Republic of China 100176

> **Re: American Oriental Bioengineering, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011 and Amended November 14, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 001-32569**

Dear Mr. Liu:

        We have reviewed your January 12, 2012 response to our December 29, 2011 letter and have the following comments.

        Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

        After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Form 10-Q for the Period Ended September 30, 2011</u>

<u>Item 1 – Financial Statements, page 5</u>

1. Please refer to your response to our comment eight. The guidance you cited in ASC 225-20-45-16 references income from continuing operations, *rather* than operating income. Please confirm that in future filings, you will present debt extinguishment gain with other *non-operating* income and expenses similar to interest expense on debt.

Notes To Condensed Consolidated Financial Statements
Note 11 – Receivable For Disposal of Investment, page 19

2. Please refer to your response to our comment 10. Provide us the proposed disclosure to be included in future periodic reports which includes the information provided in your response, including the specific point in time in which the remaining consideration will be settled.

Note 17 – Convertible Notes, page 20

3. With regard to your response to comment 11, we understand why a holder of the convertible notes would not convert a note to common stock at current market prices, but please tell us why the note holders' settled for approximately 50% of the Notes' maturity amount rather than continue to receive 5% interest payments and the full $5.5 million at maturity, since the registrant is profitable and was holding $83 million of cash at September 30, 2011. Tell us which party initiated the repurchase transactions, the registrant or the note holders. In addition, provide us proposed additional disclosure to be included in future periodic reports that provides the business purpose for this material transaction.

You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant